LAW DEPARTMENT

Shirley A. Baum
Associate General Counsel
Direct Line: (602) 250-3706

February 24, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    Pinnacle West Capital Corporation Annual Report on Form 10-K
for the Fiscal Year Ended December 31, 2016
File No. 1-8962 and 1-4473

Ladies and Gentlemen:

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, as amended, enclosed please find a complete copy of the Pinnacle West Capital Corporation and the Arizona Public Service Company Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2016, including financial statements and exhibits, filed as a part thereof. In 2016, we adopted new stock compensation accounting guidance. Certain aspects of this guidance have been adopted using a modified retrospective approach and other aspects of this guidance have been adopted using a prospective approach. This guidance impacted our accounting for certain stock based compensation awards, and the related income tax benefits and deficiencies arising from stock based compensation. As a result, Pinnacle West Capital Corporation’s and Arizona Public Service Company’s consolidated financial statements for the period ended December 31, 2016 reflect this change. Otherwise there were no material changes in accounting principles or practices that impacted Pinnacle West Capital Corporation’s and Arizona Public Service Company’s consolidated financial statements.

If you have any questions with respect to the enclosed Form 10-K, please contact me at (602) 250-3706.

Sincerely,

/s/ Shirley A. Baum

Shirley A. Baum

Enclosure

Pinnacle West Capital Corporation Law Department, 400 North Fifth Street, Station 8695, Post Office Box 53999 Phoenix, AZ 85072-3999
Phone: 602 250-3630, Fax: (602) 250-3393, E-mail: shirley.baum@pinnaclewest.com